                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)



                             VendingData Corporation
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                   92261Q 10 3
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                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                       August 13, 2001 and January 1, 2002
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92261Q 10 3             SCHEDULE 13D                 PAGE 2 OF 4 PAGES
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   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bob L. Smith

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                                               (a)  |_|
                                                               (b)  |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         PF, OO

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM  2(d) or 2(e)                                      |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

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 Number of Shares             (7) SOLE VOTING POWER
 Beneficially Owned                 880,051 shares
 by Each Reporting           ---------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                    1,046,088 shares
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    880,051 shares
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    1,046,088 shares
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,926,139 shares

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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See instructions)                                           |_|
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.03%

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   14    TYPE OF REPORTING PERSON*

         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNAURE ATTESTATION.

         This Amendment No. 9 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated April 23, 1999, the Amendment No. 1 dated September 22, 1999, the Amendment No. 2 dated March 22, 2000, the Amendment No. 3 dated May 31, 2000, the Amendment No. 4 dated July 22, 2000, the Amendment No. 5 dated July 22, 2000, the Amendment No. 6 dated January 1, 2001, the Amendment No. 7 dated February 1, 2001, and the Amendment No. 8 dated August 13, 2001, (together, the "Schedule 13D") with respect to the beneficial ownership by Bob L. Smith, an individual, of the common stock, $.001 par value, of VendingData Corporation, a Nevada Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D, as amended.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              See response to Item 4, "Purpose of the Transaction."

ITEM 4. PURPOSE OF TRANSACTION

         On June 14, 2001, the board of directors of the Company declared a distribution of rights to purchase shares of its common stock to all stockholders of record as of June 15, 2001. The Company issued one right per share of common stock where each right permitted the holder to purchase two shares of common stock at $0.35 per share. The total number of shares offering pursuant to the rights offering was 26,869,770 shares. The rights offering expired on August 13, 2001 for all stockholders who did not reside in California and expired on September 24, 2001 for all stockholders who resided in California.

         In accordance with the terms of the rights offering, the rights were exercisable for cash or in exchange for the then current outstanding balance on certain short-term notes held by the Company's stockholders. Upon the closing of the rights offering, Mr. Smith purchased 688,390 shares (rather than 635,884 shares as reported in Amendment No. 8) of the Company's common stock in exchange for $140,936.50 in cash (rather than $122,559.40 in cash as reported in Amendment No. 8) and the cancellation of a $100,000 short-term note issued in favor of Mr. Smith, and VIP's Industries, Inc. ("VIP's"), an entity controlled by Mr. Smith, purchased 606,318 shares of the Company's common stock in exchange for the cancellation of $212,211.30 of short-term notes issued in favor of VIP's. Although one of the short-term notes issued in favor of VIP's was originally convertible into 76,923 shares of the Company's common stock, the short-term note was cancelled as part of the rights offering.

         Mr. Smith and VIP's have purchased these shares for investment purposes and, in part, from personal funds. Mr. Smith and VIP's do not have any present plans or proposals with respect to the Company's common stock.

         On October 24, 2001, Mr. Smith sold to VIP's 212,534 shares of the Company's common stock at $.35 per share, and on January 1, 2002, the Company granted Mr. Smith an option, pursuant to its 1999 Directors' Stock Option Plan, to purchase 1,000 shares of the Company's $.001 par value common stock at an exercise price of $.35 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        a-b.    AGGREGATE BENEFICIAL OWNERSHIP.

                                           PRESENTLY OWNED           PERCENTAGE
                                         ---------------------------------------
       Sole Voting Power                       880,051                  2.30%
       Shared Voting Power                   1,046,088                  2.73%
       Sole Dispositive Power                  880,051                  2.30%
       Shared Dispositive Power              1,046,088                  2.73%
                                         ---------------------------------------
       Total Beneficial Ownership            1,926,139                  5.03%

         The sole voting and dispositive power of Mr. Smith consists of 820,051 shares of the Company's common stock issued directly to Mr. Smith, 55,000 shares issuable to Mr. Smith upon exercise of certain stock options and 5,000 shares issuable to Mr. Smith upon exercise of options granted pursuant to the Company's 1999 Directors' Stock Option Plan.

         The shared voting and dispositive power of Mr. Smith consists of 995,088 shares of the Company's common stock issued to VIP's, 1,000 shares issued jointly to Mr. Smith and his daughter and 50,000 shares issuable to VIP's upon the exercise of certain warrants.

         The percentages reflect the percentage share ownership with respect to 38,129,072 shares, the shares of the Company's common stock outstanding as of February 11, 2002.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           BOB L. SMITH,
                                           an individual


Dated: February 11, 2002                   By: /s/ Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           Bob L. Smith, an individual